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                                  EXHIBIT 20(i)

HONEYWELL TO SEEK REVERSAL OF LITTON JURY VERDICT

MINNEAPOLIS, DEC. 9, 1998 - This afternoon, a jury in the U.S. District Court in Los Angeles returned a verdict in favor of Litton Systems Inc. and Litton Systems Limited (Canada) against Honeywell in the total amount of $250 million in the damages portion of the anti-trust case first tried in 1995 and 1996.
This verdict will now be considered by the court. Reacting to the verdict, Edward D. Grayson, vice president and general counsel for Honeywell said: "We are extremely disappointed with the jury's verdict and do not believe there is any legal or factual basis for an award of this magnitude." In this trial, which addressed damages only, the judge instructed the jury that Honeywell had previously been found liable for monopolization of the worldwide market for ring laser gyro inertial guidance systems and that Litton had suffered anti-trust injury. "We strongly dispute this liability finding and will vigorously challenge it on appeal," Grayson said. Honeywell will file post-verdict motions which will be considered by the Court. Thereafter, any necessary appeal will go to the Court of Appeals for the Ninth Circuit, and likely be heard within two years.